EXHIBIT 99.1

FOR IMMEDIATE RELEASE

CRAFT BREW ALLIANCE ANNOUNCES 2018 RESULTS WITH RECORD BEER PERFORMANCE LED BY 11% DEPLETION GROWTH FOR KONA IN Q4

Accelerated depletion growth for Kona, highest-ever beer revenue and beer gross margin, and strategic portfolio transformation contribute to another record year for CBA

CBA delivers on tightened 2018 guidance and prepares to increase Kona momentum and drive further topline growth in 2019, supported by new pH Experiment unit

Portland, Ore. (March 6, 2019) - Craft Brew Alliance, Inc. (“CBA”) (Nasdaq: BREW), a leading craft brewing company, reported strong financial results for the fourth quarter and year ended December 31, 2018. We continued to accelerate Kona’s momentum in 2018, which grew depletions by 11% in the fourth quarter to drive an 8% increase - representing approximately 30,000 incremental barrels - in full-year depletions. We also delivered our highest-ever total company gross margin, which expanded 160 basis points to 33.1%, and beer gross margin, which reached a record high of 36.8% for the year. These achievements reflect our continued improvements in brewery performance and footprint optimization, as well as strong pricing discipline, which drove another record with our highest company beer revenue per barrel.

2018 results were in line with tightened guidance, including shipment volumes, gross margin, and SG&A expense. Capital expenditures were below our guidance range due to a shift in costs related to construction of the new Kona brewery to 2019.

In 2019, we will look to increase topline growth, continuing to accelerate Kona’s momentum and unlock the full potential of our newly acquired brands, while building on our strong foundation. We will also leverage CBA’s new pH Experiment business unit to anticipate market trends and quickly bring innovative new products to market, as announced March 5, 2019.

Accelerating Kona’s Growth by 11% in Q4
As one of the largest craft beer brands in the U.S. and a leading American craft beer export, Kona continued to accelerate in 2018, delivering 11% depletions growth in the fourth quarter that drove an 8% increase for the full year. Kona’s 2018 volume growth alone is more than the total volume of 80% of today’s U.S. craft brewers, and combined with 2016 and 2017 growth, the brand has added over 125,000 incremental barrels in the last three years alone. Kona’s increasing popularity as a global lifestyle brand is led by its award-winning flagship, Big Wave Golden Ale, which posted a 30% increase in fourth quarter depletions, driving a 26% increase in depletions for the full year. Kona also expanded its national portfolio of island-inspired craft beers during the year with the launch of Kanaha Blonde Ale, a refreshing 99-calorie ale that was the seventh largest new craft brand as measured by Nielsen.

Leveraging A-B Partnership to Drive Distribution, Cost Savings and Kona’s Global Expansion
We continued to drive value through our enhanced agreements with Anheuser-Busch (“A-B”) in 2018. As part of our brewing agreement, through which we leverage A-B’s Fort Collins, Colorado brewery to brew up to 300,000 barrels a year at a savings of $10 per barrel, we came closer to fully unlocking the estimated $3 million in annual cost savings in 2018. Additionally, we expanded on our contract brewing arrangement, producing Goose Island and Virtue Cider in our Portsmouth and Portland breweries. As part of our enhanced commercial agreement, Kona was included in key wholesaler incentive programs and planning calendars. In 2019, we will look to build on this success and increase participation with additional wholesalers throughout the U.S. Through our international agreement, we expanded on a successful test pilot with Kona in Brazil, launching a significant commercial investment and cross-brewing arrangement to support Kona’s growth in the world’s third largest beer market.

Achieving Record Financial and Operational Results
2018 was a record year for CBA both financially and operationally, with beer revenue, total company gross margin, and beer gross margins each reaching historic levels. Through strong revenue and cost management, we delivered a 2.6% increase in total revenue per barrel, which led to a 5.6% improvement in beer gross profit and record full-year beer gross margin of 36.8%. Our strong 150-basis point expansion in beer gross margin drove a 160-basis point increase in total company gross margin, which reached an all-time high of 33.1% for the year. These achievements, which reflect our progress in driving cost reductions, improving supply chain execution, and stabilizing our inventory levels, are even more impressive when compared to 2017. As a reminder, our 2017 financial results included $4.4 million in Pabst brewing shortfall and contract termination fees, which benefitted various sections of our income statement.

Building our Portfolio for Tomorrow
2018 was another transformational year for CBA, where we expanded our brand family, our footprint, and our understanding of the changing consumer landscape. On October 10, 2018, we announced the acquisition of our three partner brands, Appalachian Mountain Brewery, Cisco Brewers, and Wynwood Brewing Co., fundamentally reshaping our Kona Plus portfolio and adding new home markets and innovation breweries to our footprint.

We also initiated two complementary research projects with the Yale Center for Consumer Insights and global consultancy Prophet to broaden our view of the consumer market. Additionally, we launched our own test-and-learn beverage initiative called the pH Experiment. Earlier this week, we cemented our commitment to being at the forefront of anticipating and meeting consumer needs with the launch of the pH Experiment as a separate growth unit. Collectively, these efforts and changes make us stronger, nimbler, and better equipped to capitalize on potential growth opportunities.

“2018 was a banner year for CBA across many dimensions,” said Andy Thomas, CEO of CBA. “Strategically, we accelerated Kona’s growth and continued our portfolio transformation by taking the next step and acquiring our craft partners. Operationally, we delivered record financial performance, despite absorbing partner acquisition costs and lapping $4.4 million in 2017 Pabst contract brewing fees. We are now in our strongest position ever to explore new frontiers of growth.”

Select results for the full year 2018:

•
As planned, our 2018 shipments and depletions trends continued to converge throughout the year, and total shipments were in line with updated guidance, reflecting continued progress in harmonizing our supply chain and supporting optimum wholesaler inventory levels.

◦	Kona shipments increased by 7.5% for the full year, and depletions grew by 8%.

◦	Total shipments were relatively flat, and depletions decreased by 2%, compared to 2017.

•	Beer net sales were $182.2 million, a 1.3% increase over 2017, primarily due to pricing.

◦
Total net sales were $206.2 million, a 1% decrease from last year, which primarily represents $3.4 million in contract brewing shortfall fees received from Pabst in 2017 that did not recur in 2018. Our total net sales decrease also reflects lower 2018 pub sales, mainly attributable to the absence of our Woodinville pub, which closed at the end of 2017 as part of our brewery footprint optimization.

•	Beer gross margin expanded by 150 basis points to a record 36.8%, from 35.3% in 2017.

◦	Total company gross margin expanded 160 basis points to 33.1%, compared to 31.5% in 2017, which was in line with tightened guidance.

◦	Our pub gross margin decreased 100 basis points to 5.7%, primarily reflecting the gross profit impact of the closure of our Woodinville brewpub at the end of 2017 as noted above.

•
Selling, general and administrative expense (“SG&A”) increased by $2.1 million to $62.6 million, or 30.3% of net sales, in line with updated guidance. The increase reflects additional investments to expand consumer and trade marketing programming and drive topline growth, as well as professional fees related to the partner acquisitions and consumer research initiatives.

•	EPS was $0.21, compared to $0.49 last year, primarily reflecting the effect of federal tax legislation on 2017 results.

◦	Due to the change in federal tax law, we adjusted our deferred tax liabilities in 2017, resulting in a favorable non-cash income tax adjustment of $6.9 million, or $0.35 per share.

◦	As a result, CBA’s adjusted EPS for 2017 was $0.14.

•
Capital expenditures were approximately $12.8 million, compared to $18.3 million in 2017. The decrease from planned expenditures was due to a shift in timing of certain progress payments related to construction of the new Kona brewery that will now be paid in 2019.

Select results for the fourth quarter 2018:

•	Kona depletions increased by 11% in the fourth quarter, and total CBA depletions decreased 1% from the same period a year ago.

•	Kona shipments increased by 8% in the fourth quarter, and total CBA shipments decreased 1% compared to the same period last year.

•
Beer net sales were $38.2 million, a decrease of $1.2 million from beer net sales in the fourth quarter of 2017, primarily due to the $1.7 million Pabst contract brewing shortfall fee received in the fourth quarter of 2017 that did not recur in the fourth quarter of 2018.

◦	Total company net sales were approximately $44.0 million, a 4% decrease compared to the fourth quarter in 2017.

•
Beer gross margin for the fourth quarter was 36.7%, a 90-basis point decline from 37.6% beer gross margin in the fourth quarter of 2017. Our fourth quarter 2017 beer gross margin included a 260-basis point benefit related to the Pabst contract brewing shortfall fees.

◦	Total company gross margin increased by 40 basis points to 32.8% over the fourth quarter last year.

•
SG&A increased by $2.1 million to $15.3 million, or 34.7% of net sales. The fourth quarter increase reflects investments behind our brands, as well as a $1.0 million credit for Pabst termination fees received in the fourth quarter of 2017 that did not recur in the fourth quarter of 2018.

•	We reported a loss per share for the quarter of ($0.03), compared to $0.40 earnings per share in the fourth quarter of 2017, reflecting the impact of federal tax legislation in 2017.

◦
Due to the change in federal tax law, we adjusted our deferred tax liabilities in the fourth quarter of 2017, resulting in a favorable non-cash income tax adjustment of $6.9 million, or $0.35 per share.

◦	As a result, CBA’s adjusted EPS for the fourth quarter of 2017 was $0.05.

◦
Anticipated financial highlights for 2019:

•	Depletions and shipments each ranging between an increase of 5% to an increase of 8%, reflecting a significant increase in commercial investments and insights from our consumer research.

•	Average price increases of 1% to 2%, reflecting improved revenue management capabilities.

•
Gross margin rate of 34.5% to 36.5%, reflecting increases in net revenue per barrel, continued improvements in brewery operations, lower fixed overhead, and ongoing efforts to stabilize our pub operations.

•	SG&A ranging from $70 million to $74 million, primarily reflecting reinvestment of cost savings into our sales and marketing infrastructure, as well as expanded consumer and trade programming.

•	Capital expenditures of approximately $15 million to $19 million, including expenses related our new Kona brewery going online in 2019.

•	Effective tax rate of 27%.

Forward-Looking Statements
Statements made in this press release that state the Company’s or management’s intentions, hopes, beliefs, expectations or predictions of the future, including depletions and shipments, price increases, and gross margin rate improvement, the level and effect of SG&A expense and business development, anticipated capital spending, effective tax rate, and the benefits or improvements to be realized from strategic initiatives and capital projects, are forward-looking statements. It is important to note that the Company’s actual results may differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company’s SEC filings, including, but not limited to, the Company’s report on Form 10-K for the year ended December 31, 2018. Copies of these documents may be found on the Company’s website, www.craftbrew.com, or obtained by contacting the Company or the SEC.
About Craft Brew Alliance
CBA is an independent craft brewing company that brews, brands, and brings to market world-class American craft beers.
Our distinctive portfolio combines the power of Kona Brewing Company, a dynamic, fast-growing national craft beer brand, with strong regional breweries and innovative lifestyle brandsAppalachian Mountain Brewery, Cisco Brewers, Omission Brewing Co., Redhook Brewery, Square Mile Cider Co., Widmer Brothers Brewing, and Wynwood Brewing Co. CBA nurtures the growth and development of its brands in today’s increasingly competitive beer market through our state-of-the-art brewing and distribution capability, integrated sales and marketing infrastructure, and strong focus on partnerships, local community and sustainability.

Formed in 2008, CBA is headquartered in Portland, Oregon and operates breweries and brewpubs across the U.S. CBA beers are available in all 50 U.S. states and 30 different countries around the world. For more information about CBA and our brands, please visit www.craftbrew.com.

Contact: Jenny McLean Director of Communications Craft Brew Alliance, Inc. (503) 331-7248 jenny.mclean@craftbrew.com

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Operations
(Dollars and shares in thousands, except per share amounts)
(Unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2018	2017	2018	2017
Sales	$46,292	$48,537	$217,269	$219,547
Less excise taxes	2,305	2,571	11,083	12,091
Net sales	43,987	45,966	206,186	207,456
Cost of sales	29,561	31,090	137,863	142,198
Gross profit	14,426	14,876	68,323	65,258
As percentage of net sales	32.8%	32.4%	33.1%	31.5%
Selling, general and administrative expenses	15,255	13,106	62,572	60,463
Operating income (loss)	(829)	1,770	5,751	4,795
Interest expense	(266)	(182)	(614)	(715)
Other income (expense), net	250	7	292	(39)
Income (loss) before income taxes	(845)	1,595	5,429	4,041
Income tax provision (benefit)	(313)	(6,240)	1,287	(5,482)
Net income (loss)	$(532)	$7,835	$4,142	$9,523
Income (loss) per share:
Basic	$(0.03)	$0.41	$0.21	$0.49
Diluted	$(0.03)	$0.40	$0.21	$0.49
Weighted average shares outstanding:
Basic	19,382	19,302	19,349	19,284
Diluted	19,382	19,507	19,557	19,447
Total shipments (in barrels):
Core Brands	153,300	158,000	719,400	730,600
Contract Brewing	6,900	4,000	28,200	17,700
Total shipments	160,200	162,000	747,600	748,300
Change in depletions (1)	(1)%	(3)%	(2)%	(1)%

(1)	Change in depletions reflects the period-over-period change in barrel volume sales of beer by wholesalers to retailers.

Craft Brew Alliance, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	December 31,
	2018	2017
Current assets:
Cash, cash equivalents and restricted cash	$1,200	$579
Accounts receivable, net	29,998	27,784
Inventory, net	17,216	13,844
Assets held for sale	—	22,946
Other current assets	3,121	4,335
Total current assets	51,535	69,488
Property, equipment and leasehold improvements, net	113,189	106,283
Goodwill	21,986	12,917
Trademarks	44,289	14,429
Intangible, equity method investment and other assets, net	5,048	6,520
Total assets	$236,047	$209,637
Current liabilities:
Accounts payable	$17,552	$14,338
Accrued salaries, wages and payroll taxes	5,635	5,877
Refundable deposits	4,123	4,816
Deferred revenue	6,015	3,385
Other accrued expenses	3,618	2,368
Current portion of long-term debt and capital lease obligations	919	699
Total current liabilities	37,862	31,483
Long-term debt and capital lease obligations, net of current portion	46,573	32,599
Other long-term liabilities	15,177	14,764
Total common shareholders' equity	136,435	130,791
Total liabilities and common shareholders' equity	$236,047	$209,637

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Twelve Months Ended December 31,
	2018	2017
Cash flows from operating activities:
Net income	$4,142	$9,523
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,612	10,457
(Gain) loss on sale or disposal of Property, equipment and leasehold improvements	(567)	428
Deferred income taxes	(506)	(5,400)
Other, including stock-based compensation and impairment of assets held for sale	1,987	2,348
Changes in operating assets and liabilities:
Accounts receivable, net	(2,770)	(3,776)
Inventories	(2,728)	5,500
Other current assets	466	(1,840)
Accounts payable, deferred revenue and other accrued expenses	3,488	277
Accrued salaries, wages and payroll taxes	(266)	910
Refundable deposits	(617)	(1,649)
Net cash provided by operating activities	13,241	16,778
Cash flows from investing activities:
Expenditures for Property, equipment and leasehold improvements	(12,769)	(18,342)
Proceeds from sale of Property, equipment and leasehold improvements	23,017	95
Restricted cash from sale of Property, equipment and leasehold improvements	515	—
Business combinations and asset acquisitions	(37,887)	—
Equity method investment	—	(2,101)
Net cash used in investing activities	(27,124)	(20,348)
Cash Flows from Financing Activities:
Principal payments on debt and capital lease obligations	(724)	(709)
Net borrowings under revolving line of credit	14,893	4,224
Proceeds from issuances of common stock	427	219
Tax payments related to stock-based awards	(92)	(27)
Net cash provided by financing activities	14,504	3,707
Increase in Cash, cash equivalents and restricted cash	621	137
Cash, cash equivalents and restricted cash, beginning of period	579	442
Cash, cash equivalents and restricted cash, end of period	$1,200	$579

Supplemental Disclosures Regarding Non-GAAP Financial Information

Craft Brew Alliance, Inc.
Reconciliation of Adjusted EBITDA to Net income (loss)
(In thousands)
(Unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2018	2017	2018	2017
Net income (loss)	$(532)	$7,835	$4,142	$9,523
Interest expense	266	182	614	715
Income tax provision (benefit)	(313)	(6,240)	1,287	(5,482)
Depreciation expense	2,504	2,488	10,218	10,197
Amortization expense	123	65	394	260
Stock-based compensation	426	371	1,484	1,316
Loss on impairment of assets	—	493	—	493
(Gain) loss on disposal of assets	(29)	264	(578)	428
Adjusted EBITDA	$2,445	$5,458	$17,561	$17,450

CBA has presented Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) in these tables to provide investors with additional information to evaluate our operating performance on an ongoing basis using criteria that are used by management. We define Adjusted EBITDA as net income (loss) before interest, income taxes, depreciation and amortization, stock compensation and other non-cash charges, including loss on impairment of assets and net gain or loss on disposal of property, equipment and leasehold improvements. We use Adjusted EBITDA, among other measures, to evaluate operating performance, to plan and forecast future periods’ operating performance, and as an incentive compensation target for certain management personnel.

As Adjusted EBITDA is not a measure of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”), this measure should not be considered in isolation of, or as a substitute for, net income (loss) as an indicator of operating performance, or net cash provided by (used in) operating activities as an indicator of liquidity. The use of Adjusted EBITDA instead of net income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense and associated cash requirements, given the level of our indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain our operations. We compensate for these limitations by relying on GAAP results. Our computation of Adjusted EBITDA may differ from similarly titled measures used by other companies. As Adjusted EBITDA excludes certain financial information compared with net income (loss) and net cash provided by operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table above shows a reconciliation of Adjusted EBITDA to net income (loss).